

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Yuanmei Ma
Chief Financial Officer
Fortune Rise Acquisition Corp
48 Bridge Street, Building A
Metuchen, New Jersey 08840

   Re: Fortune Rise Acquisition Corp
    Amendment No. 4 to Form S-1
    Filed September 8, 2021
    File No. 333-256511

Dear Ms. Ma:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2021 letter.

Amendment No. 4 to Form S-1

Risks Related to Our Possible Business Combination in China, page 9

1. Reference is made to the second and third paragraphs. We reissue in part comment 2. Please clarify that shareholders would not hold any ownership interest, direct or indirect, in the operating company in China and would merely have a contractual relationship with that company. Indicate the potential effect on investors and the value of their investment in the event the company was unable to enforce its contractual arrangements with a VIE.

2. We note your revisions in response to comment 5 that you will expressly exclude any target company whose financial statements have been audited by an accounting firm that is not subject to PCAOB inspection. Please revise to make clear the risk that if current

policies change, even a target company whose financial statements have been audited by an accounting firm that is subject to PCAOB inspection in the past may not continue to be audited by a firm subject to PCAOB inspection after the business combination, and that as a result an exchange may determine to delist your securities.

Risks Associated with Acquiring and Operating a Business Outside of the United States and in China, page 33

3.   As previously requested in comment 6, include cross-references to the more detailed discussion of these risks in the prospectus.

The Chinese government may exert substantial interventions and influences..., page 79

4.   We reissue comment 9 in part. Please acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance